Exhibit 99.1

YM BioSciences Announces Record Date for Previously Announced Plan of Arrangement

MISSISSAUGA, Canada, December 21, 2012 - YM BioSciences Inc. (NYSE MKT: YMI, TSX: YM) today announced that the Supreme Court of Nova Scotia has granted an interim order, setting, among other things, December 31, 2012 as the record date associated with the previously announced plan of arrangement. Every shareholder of record at the close of business on that day will be entitled to receive notice of and vote at the special meeting of YM shareholders (“Meeting”) at which they will be asked to approve the plan of arrangement. Pursuant to the terms of the interim order, the Meeting will be held on Thursday, January 31, 2013 at 10:00 a.m. (Toronto time).

Additional Information and Where to Find It

Further information regarding the transaction will be contained in an information circular that YM will prepare and mail to its shareholders in connection with the Meeting, with closing expected to occur in the first quarter of 2013. YM shareholders are urged to read the information circular once it becomes available, as it will contain important information concerning the proposed transaction. YM shareholders may obtain a copy of the arrangement agreement, information circular, and other meeting materials when they become available at www.sec.gov and www.sedar.com.

This press release is for informational purposes only. It does not constitute an offer to purchase shares of YM or a solicitation or recommendation statement under the rules and regulations of the United States Securities and Exchange Commission or other applicable laws.

About YM BioSciences

YM BioSciences Inc. is a drug development company primarily focused on advancing CYT387, an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of hematological and immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. Positive interim results have been reported from a Phase I/II trial of CYT387 in 166 patients with myelofibrosis.

This press release may contain forward-looking statements, which reflect YM’s current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions; the successful and timely completion of clinical studies; the establishment of corporate alliances; the impact of competitive products and pricing; new product development; uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in YM’s ongoing quarterly and annual reporting. Except as required by applicable securities laws, YM undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

James Smith

VP Corporate Affairs

YM BioSciences Inc.

Tel. +1 905.361.9518

jsmith@ymbiosciences.com